Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: August 20, 2021

WEJO CEO CONTENT

VIDEO TRANSCRIPT

Richard Barlow [00:00:00] Well, at the moment, about 11 percent of all cars in the world are connected and about 40 percent will be connected by 2030, and where motor manufacturers are going towards, is that they want to provide better experiences to the driver and Wejo is the platform that enables that to happen. I want Wejo to be synonymous with data trust, privacy and security, but synonymous with providing amazing experiences to drivers, where drivers understand this data from the car, but actually this data is there for good. Wejo to me means we journey it's this idea actually that, you know, your car is connected, but we'll protect you.

Jeffrey D. Warshaw [00:00:36] When Richard started talking about Wejo and his vision, I was immediately taken. The great combination of ambition but humility, knowing that he requires the help of so many for his vision to become reality.

Sarah Larner [00:00:56] Richard's vision single handedly inspired not just the team at Wejo, but everyone around him. You could say that people were buying into Richard, buying into his ideas, and were really energized and inspired by how he saw that future. And his energy and passion is contagious.

Diarmid Ogilvy [00:01:21] Not only was he a visionary, but he's incredibly strategic and at the time he was the only person overseeing the development of the connected car. He was talking to all the right people within the OEMs. He is audacious and tenacious beyond comparison. We're now talking to pretty much every OEM in the world except for two of them if I’m correct. And that is testament to what these OEMs feel about Richard and his strategy.

Risako Mibe [00:01:50] Wejo has an advantage in this coverage of the marketplace and reach to new customers and OEM partners, and that's why Honda selected Wejo as a core partner of data business. And we believe that this is motivated by Richard’s vision and leadership and also his commitment to Wejo company.

Josh Berg [00:02:13] I remember meeting Richard, and my initial reaction is that this guy is either brilliant or crazy. He's talking about partnering with multiple automakers, arguably the most competitive sector in the world. They're all extremely reluctant to collaborate. And so Richard was entering this industry and asking automakers and suppliers to trust him to do something that they had never done before.

Benoit Joly [00:02:43] The first time I met Richard was in a meeting in Paris. He started explaining a very bright vision about how data could be turned into value for OEMs. He sparked something very important for me, for my boss at that time, and this was a creation for us of a brand new business line around data monetization.

Martin Rudigier [00:03:03] What was clear for me is that he absolutely believes in what he's building, you know, it's been, I think, seven years since he founded the company. It doesn't seem that, you know, there was ever a time when he questioned what he was working on since then and that conviction and that passion really came through even in that very first meeting.

John Maxwell [00:03:27] Richard is a very strong visionary. He can see patterns. He can see things, frankly, way before a lot of other people see them. All of that aside, one of the things I've noticed about Richard, which I really respect and admire, is he'll take time with his family. So I see, you know, a person that has a reasonable balance, despite the fact that obviously building Wejo is an enormous task. It's really a pleasure.

Richard Barlow [00:03:52] So to win all these contracts with OEMs from global OEMs where we are this scale up, proudly based in the northwest of the U.K., it's been an amazing achievement.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021, including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.